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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13G/A
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 3)*

                                   CMGI, Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                  125750 10 9
                                 (CUSIP Number)



____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 125750 10 9                      13G                Page 2 of 6 Pages

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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      David S. Wetherell

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 2                                                              (a) [_]
      Not applicable                                            (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

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                          SOLE VOTING POWER
                     5
     NUMBER OF            4,380,164 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          7,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,380,164 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          7,000 shares

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,387,164 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      18.5%

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      TYPE OF REPORTING PERSON*
12
      IN

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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 125750 10 9                      13G                Page 3 of 6 Pages


Item 1(a).  Name of issuer:

            CMGI, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            100 Brickstone Square, First Floor, Andover, MA  01810


Item 2(a).  Name of Person Filing:

            David S. Wetherell


Item 2(b).  Address of Principal Offices or, if None, Residence:

            c/o CMGI, Inc.
            100 Brickstone Square, First Floor, Andover, MA  01810


Item 2(c).  Citizenship:

            United States of America


Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value


Item 2(e).  CUSIP Number:

            125750 10 9


Item 3.     If the Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

            Not applicable.

     (a)   [_]    Broker or dealer registered under Section 15 of the Exchange
                  Act.

     (b)   [_]    Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)   [_]    Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)   [_]    Investment Company registered under Section 8 of the
                  Investment Company Act.

     (e)   [_]    An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

     (f)   [_]    An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);
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CUSIP No. 125750 10 9                      13G                Page 4 of 6 Pages


     (g)   [_]    A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

     (h)   [_]    A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)   [_]    A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

     (j)   [_]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement if filed pursuant to Rule 13d-1(c), check this box  [_]


Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount Beneficially Owned:

       As of December 31, 1998, Mr. Wetherell owned 4,610,364 shares of the common stock of CMGI, Inc., which includes: (i) 576,472 shares which may be acquired upon the exercise of options that are exercisable prior to March 1, 1999, (ii) 223,200 shares held in trust for the benefit of Mr. Wetherell's minor children, as to which Mr. Wetherell disclaims beneficial ownership and (iii) 7,000 shares held in the David S. Wetherell Charitable Trust, as to which Mr. Wetherell disclaims beneficial ownership.

  (b)  Percent of class: 18.5%

  (c)  Number of shares as to which such person has:

       (i)   Sole power to vote or direct the vote:

             4,380,164 shares

       (ii)  Shared power to vote or direct the vote:

             7,000 shares

       (iii) Sole power to dispose or to direct the disposition of:

             4,380,164 shares

       (iv)  Shared power to dispose or to direct the disposition of:

             7,000 shares
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CUSIP No. 125750 10 9                      13G                Page 5 of 6 Pages



Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.
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CUSIP No. 125750 10 9                 13G                     Page 6 of 6 Pages


                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 11, 1999                      /s/ David S. Wetherell
                                               ----------------------
                                               David S. Wetherell